Code of Ethics for Senior Financial Officers

The Board of Directors of Cyclone Energy Inc. (the “Company”), has agreed to the adoption of a specific Code of Ethics for Senior Financial Officers (the “Code”).

Pursuant to the provisions of the Code, the Company, and its directors, officers and employees, have committed to conduct business throughout the world in accordance with the highest ethical standards. This Code sets out the principles which the Company’s Chief Executive and all of its Senior Financial Executives, including the Company’s principal financial officer, principal accounting officer or controller, and persons performing similar functions (collectively, the Chief Executive and the Senior Financial Executives shall be referred to as “Senior Financial Officers”) are expected to follow to meet these standards. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the public and other stakeholders. The goal of the Code is to deter misconduct, to promote honest and ethical conduct (including the ethical handling of actual or apparent conflicts of interest), full, fair, accurate, timely and understandable disclosure in the reports to be filed by the Company, compliance with applicable governmental laws, rules and regulations, prompt internal reporting to appropriate persons of violations of the Code, and personal accountability. The Code should be interpreted in the light of these goals. In addition to these requirements, the Senior Financial Officers are expected to follow the principles set out in the Company’s Code of Business Conduct and Ethics, which apply to all the Company’s employees.

Conflicts of interest

The Senior Financial Officers have an obligation to promote the best interests of the Company at all times. They should avoid any action which may involve a conflict of interest with the Company. They should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgment they may need to make on behalf of the Company. Conflicts of interest would also arise if a Senior Financial Officer, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Where conflicts of interest arise, Senior Financial Officers must provide full disclosure of the circumstances and stand back from any related decision-making process.

Senior Financial Officers must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Company.

Compliance with laws

Senior Financial Officers of the Company must respect and follow the laws and regulations of the municipalities, states and countries in which the Company conducts business.

If a law conflicts with a policy in this Code, compliance must be with the law; however, if a local custom or policy conflicts with this Code, the Code must be adhered to.

Disclosure

As a publicly traded company, the Company has an obligation to comply with the rules relating to disclosure of material and price sensitive information under all relevant legislation and the rules and guidance all exchanges and other markets on which the Company’s securities are listed.

In accordance with our disclosure obligations, financial communications and reports will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will be able to quickly and accurately determine their significance and consequence.

Furthermore, any Senior Financial Officer in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that the Company complies with its timely disclosure obligations.

Compliance with code of ethics

If Senior Financial Officers or other employees have knowledge or are suspicious of any non-compliance with any section of this Code or are concerned whether circumstances could lead to a violation of this Code, they should discuss the situation with their immediate supervisor. The legal and/or internal audit departments may also be contacted for advice and, if the circumstances are such that it would be inappropriate to involve their immediate supervisor, they should contact these departments directly. The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation or suspected violation.

If a Senior Financial Officer has knowledge or is suspicious of any non-compliance with any section of this Code or is concerned whether circumstances could lead to a violation of this Code, they should discuss this with the Audit Committee or Senior Non-Executive Director of the Company.

Any waiver of this code for Senior Financial Officers may be made only by the Audit Committee and will be promptly disclosed as required by law.

Accountability for adherence to the Code

All Senior Financial Officers are responsible for abiding by this Code. This includes responsibility for the failure to exercise proper supervision and the responsibility to report a violation by their subordinates. Disciplinary action may, when appropriate, include dismissal.